Exhibit 4.2

SECOND OMNIBUS AMENDMENT

This Second Omnibus Amendment (this “Amendment”) is entered into as of September 22, 2008 (the “Effective Date”) by and among PLATINUM INTELLECTUAL PROPERTY, L.P., a Texas limited partnership (the “Company”), PRO OPERATIONS, L.P., f/k/a PLATINUM RESEARCH ORGANIZATION, L.P. a Texas limited partnership (the “Parent”), PLATINUM RESEARCH ORGANIZATION, INC., a Delaware corporation (“PRO”) SEATTLE CITY EMPLOYEES’ RETIREMENT SYSTEM, a single-employer defined-benefit public employee retirement system (the “Purchaser”), NEWLIGHT CAPITAL, LLC, a New York limited liability company (“Newlight”), and, for limited purposes, JPMORGAN CHASE BANK N.A. (the “Escrow Agent”). Unless otherwise defined, all terms used herein with their initial letter capitalized shall have the meaning given such terms in the Purchase Agreement (as defined below) including, to the extent applicable, after giving effect to this Amendment.

RECITALS:

A. The Company, Parent, PRO and the Purchaser are each a party to that certain Senior Secured Note Purchase Agreement dated as of December 3, 2004, as amended by that certain Omnibus Amendment, dated as of January 9, 2007, by and among the Company, Parent, PRO, Purchaser, Newlight and Escrow Agent (the “Purchase Agreement”), and in connection therewith, the Company delivered that certain Senior Secured Note dated December 3, 2004 (the “Note”) to the Purchaser and Purchaser loaned the Company an aggregate principal amount of $6,000,000 (the “Loan”).

B. The Company, Parent and PRO have made a promissory note (the “New Note”), dated as of the date of this Amendment, to Alpina Lending, L.P. (the “New Lender”) pursuant to which the New Lender, on its own behalf and as agent for the individuals and entities identified in the New Note, has agreed to loan up to $1,500,000 principal amount to the Company and PRO (the “New Loan”).

C. As a condition to the consummation of the transactions contemplated by the New Note, the Company is required to amend certain provisions of the Purchase Agreement and the other Note Purchase Documents to, among other things, (i) terminate the Escrow Agreement (ii) restructure the participation payments, and (iii) provide rights and remedies to Purchaser that are being provided to the New Lender in the New Note.

D. The Purchaser has agreed to amend the Purchase Agreement and the other Note Purchase Documents as set forth in this Amendment.

AGREEMENT:

NOW THEREFORE, for and in consideration of the mutual covenants and agreements contained in this Amendment and other good and valuable consideration, the receipt and sufficiency of which are acknowledged and confessed, the parties to this Amendment agree as follows:

SECTION 1. Amendments to Purchase Agreement. In reliance on the representations, warranties, covenants and agreements contained in this Amendment, and subject to the satisfaction of the conditions precedent set forth in Section 4, the Purchase Agreement is amended, effective as of the Effective Date, in the manner provided in this Section 1.

1.1 Amendment to Definitions. The following definitions contained in Section 1 of the Purchase Agreement are amended and restated to read in their entirety as follows:

“Note Purchase Document” means each of this Agreement, the Omnibus Amendment, the Note, the Security Agreement, the Collateral Assignment, the Assignment and License Agreement, the Service Agreement, the Registration Rights Agreement, the recordation form cover sheet with respect to the PTO and each UCC-1 financing statement referred to in Section 3.”

“Parent” means PRO Operations, L.P., a Texas limited partnership f/k/a Platinum Research Organization, L.P., a Texas limited partnership.

“PRO, Inc.” means Platinum Research Organization, Inc., a Delaware corporation and the parent of the Parent.”

1.2 Addition of New Defined Terms. The following defined terms shall be added to Section 1 of the Purchase Agreement:

“Common Stock” shall mean PRO Common Stock, par value $0.001 per share.

“Conversion Price” shall mean the conversion price per Common Share for which Quarterly Participation Payments are convertible, as such Conversion Price may be adjusted pursuant to Section 8.01C of this Agreement. The initial conversion price shall be $0.18.

“Guaranty” means that certain Guaranty delivered by each of PRO and Parent, effective as of the date of this Agreement

“Qualified Public Offering” shall have the meaning set forth in Section 8.01B.

“Quarterly Participation Payments” shall have the meaning set forth in Section 8.01.

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of September 22, 2008, by and between PRO and Purchaser.

“Second Omnibus Amendment” means that certain Second Omnibus Amendment entered into as of September 22, 2008 by and among the Company, the Parent, the Purchaser, Newlight, the Escrow Agent and PRO.”

1.3 Amendment to Section 8.01. Section 8.01 of the Purchase Agreement is amended and restated to read in its entirety as follows:

“Section 8.01 Participation Payment. As additional consideration and inducement for the Purchaser to purchase the Note from the Company hereunder, the Company agrees that it shall pay to the Purchaser quarterly participation payments (the “Quarterly Participation Payments”) in an amount equal to (A) if paid in cash, the greater of (i) five percent (5%) of Gross Revenues for such respective quarter or (ii) twenty percent (20%) of Consolidated Net Income for such respective quarter or (B) if paid in Common Stock, the greater of (i) fifty percent (50%) of Gross Revenues for such respective quarter or (ii) one hundred percent (100%) of Consolidated Net Income for such respective quarter. Pursuant to the Section 8.01A below, the Purchaser shall elect at the end of each calendar quarter whether to receive the Quarterly Participation Payment in cash, Common Stock or a combination. For purposes of determining the number of shares of that shall be issued upon the payment of all or part of a Quarterly Participation Payment in Common Stock, the dollar amount of the Quarterly Participation Payment that Purchaser elects to be paid in Common Stock shall be divided by the Conversion Price. The aggregate amount of Quarterly Participation Payments to which Purchaser is entitled is $4,590,000. Nothing in this Section 8.01 shall alter the obligation of the Company or the Parent to receive the prior written agreement of Purchaser before entering into any transaction identified in Sections 6.03 or 6.08 of this Agreement.”

1.4 Addition of New Sections 8.01A through 8.01. The following shall be added as Section 8.01A of the Purchase Agreement:

“Section 8.01A Payment of Quarterly Participation Payment. Within 50 days of the end of each calendar quarter or five days after the public disclosure of its financial statements for the prior calendar quarter, whichever is earlier, PRO shall deliver to Purchaser a certificate, certified and signed by its Chief Financial Officer, stating the amount of Gross Revenues and Consolidated Net Income during the calendar quarter. Within fifteen 15 days of delivery of the certificate, Purchaser shall deliver PRO written notice (the “Participation Payment Election Notice”) stating what amount of its Quarterly Participation Payment it demands to be paid in cash and what amount it demands to be converted into Common Stock. Payment of the cash portion of a Quarterly Participation Payment shall occur no later than the fifteenth (15th) day following the date of the Quarterly Participation Payment Election Notice, at the Purchaser’s office or at such other place agreed to by Purchaser. The issuance of the Common Stock portion of a Quarterly Participation Payment shall be deemed effective as of the date of the Participation Payment Election Notice, without any further action on Purchaser’s or PRO’s part. PRO shall deliver to Purchaser certificate(s) representing the number of shares Common Stock acquired by Purchaser, and the dollar amount of the Quarterly Participation Payment which was converted shall be deemed a reduction in the total amount of Quarterly Participation Payments owed to Purchaser.

“Section 8.01B. Qualified Public Offering. Immediately prior to PRO’s sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of PRO in which the net proceeds of PRO are equal to or greater than Ten Million and No/100 Dollars ($10,000,000.00) (before deduction of underwriters’ commissions and expenses) (“Qualified Public Offering”), the Purchaser, in its sole discretion, may convert all or part of any accrued Quarterly Participation Payments into Common Stock of PRO in connection with such Qualified Public Offering.

“Section 8.01C Conversion Price Adjustment. The Conversion Price shall be subject to adjustment from time to time upon the happening of any of the following events:

(a) Adjustment for Stock Splits and Combinations. If PRO shall at any time or from time to time after the date of this Amendment effect a subdivision of its outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of a Quarterly Participation Payment shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If PRO shall at any time or from time to time after the date of this Amendment combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of a Quarterly Participation Payment shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

(b) Adjustment for Certain Dividends and Distributions. In the event PRO at any time or from time to time after the date of this Amendment shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction: (i) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (ii) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution. Notwithstanding the foregoing, if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions.

(c) Adjustments for Other Dividends and Distributions. In the event PRO at any time or from time to time after the date of this Amendment shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of PRO (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property, then and in each such event provision shall be made so that Purchaser shall receive upon conversion of a Quarterly Participation Payment, in addition to the number of shares of Common Stock receivable thereupon, the kind and amount of securities of PRO, cash or other property which they would have been entitled to receive had the Quarterly Participation Payment been converted into Common Stock on the date of such event and had Purchaser thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by it as aforesaid during such period, giving application to all adjustments called for during such period under this paragraph.

(d) Merger or Consolidation. In case of any merger or consolidation of PRO with any corporation or other entity, other than a consolidation or merger in which PRO is the surviving entity and which does not result in any reclassification or change of the outstanding Common Stock, the right to convert the Quarterly Participation Payments into PRO Common Stock shall be automatically adjusted to represent the right to purchase at the Conversion Price the number of shares of Common Stock or other securities or assets that Purchaser would have been entitled to receive if Purchaser had converted all unpaid and unearned Quarterly Participation Payments on or prior to the effective date of such merger or consolidation; provided however that the accrual of Quarterly Participation Payments, and Purchaser’s option to receive some or all of such Quarterly Participation Payments in cash, shall remain subject to Section 8.01A

(e) Issuances. If after the date of this Amendment and until the maximum possible amount of Quarterly Participation Payments have been paid in cash or have been converted into Common Stock of PRO (or other securities pursuant to Section 8.01C(d) above), PRO issues to any investor or other Person other than Purchaser, Common Stock or other equity securities of PRO, or any rights convertible into or options to purchase Common Stock or other equity securities of PRO (the “New Issuance”), for a price per share which is less than the Conversion Price then in effect (the “Dilutive Price”), then the Conversion Price shall be multiplied by a fraction, of which the denominator shall be the number of shares of Common Stock outstanding on the date of the New Issuance plus the number of additional shares of Common Stock issued or offered for subscription or purchase in the New Issuance, and of which the numerator shall be the number of shares of Common Stock outstanding on the date of such New Issuance plus the number of shares which the aggregate offering price of the total number of shares so offered (assuming receipt by PRO in full of all consideration payable in connection with such New Issuance) would purchase at the Dilutive Price. Notwithstanding the foregoing or any other provision herein to the contrary, no adjustment to the Conversion Price will be required as a result of any issuance by PRO of any Common Stock, any other class of capital stock, or any other securities, options, rights, or warrants with respect thereto (A) pursuant to any stock option plan, restricted stock plan or other compensatory plan or arrangement with any officer, director, employee or consultant of PRO or any affiliated entity, (B) pursuant to or in connection with any agreement or understanding in effect on or before the date hereof, (C) pursuant to or in connection with any merger, consolidation, statutory share exchange, self tender offer for all or substantially all Common Stock, sale of all or substantially all of PRO’s assets or recapitalization of the Common Stock of PRO, or (D) to any vendor, customer or other person or entity with which PRO has or is attempting to develop a business relationship.

(f) Calculations. No adjustment in the Conversion Price shall be required unless such adjustment would require a cumulative increase or decrease of at least $0.05 in such price; provided, however, that any adjustments that by reason of this subparagraph (f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment until made. Notwithstanding any other provisions of this Section 8.01C, PRO shall not be required to make any adjustment of the Conversion Price for the issuance of any Common Stock pursuant to any plan providing for the reinvestment of dividends or interest payable on securities of PRO and the investment of additional optional amounts in Common Stock under such plan. All calculations under this Section 8.01C shall be made to the nearest cent (with $.005 being rounded upward) or to the nearest one-tenth of a share (with .05 of a share being rounded upward), as the case may be.

(g) Certificates as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Price pursuant to this Section 8.01C, PRO at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to Purchaser a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the maximum Quarterly Participation Payments are convertible) and showing in detail the facts upon which such adjustment or readjustment is based. PRO shall, as promptly as reasonably practicable after the written request at any time of Purchaser (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the maximum Quarterly Participation Payments.

1.5 Amendment to Section 11.03. Section 11.03 of the Purchase Agreement is amended and restated to read in its entirety as follows:

“Section 11.03 Successors, Etc. This Agreement shall be binding upon and inure to the benefit of the Company, the Parent and the Purchaser, and their respective transferees, successors and permitted assigns, except that neither the Company nor Purchaser shall have the right to assign or transfer any right or interest herein or hereunder without the prior written consent of the Purchaser; Purchaser shall have the right to assign or transfer any right or interest herein or hereunder or under any Note Purchase Document without the Company’s prior written consent.

SECTION 2. Amendments to Note. In reliance on the representations, warranties, covenants and agreements contained in this Amendment, and subject to the satisfaction of the conditions precedent set forth in Section 4, the Note is amended, effective as of the Effective Date in the manner provided in this Section 2.

2.1 Amendment to Definition of “Maturity Date”. The definition of “Maturity Date” contained in Paragraph (2) of the Note is amended and restated to read in their entirety as follows:

“Maturity Date” means February 11, 2011.”

2.2 Amendment to Paragraph (3)(a). Paragraph (3)(a) of the Note is amended and restated to read in its entirety as follows:

“(a) The principal sum of Four Million Five Hundred Ninety Thousand (“$4,590,000) Dollars of this Note shall be paid in one lump sum on the Maturity Date”

2.3 Addition of Subparagraph (4)(j). A new Subparagraph 4(j) containing the following terms shall be added to the Note:

“(j) any “default” or “event of default” shall occur under any credit agreement, loan agreement, promissory note, or other document evidencing indebtedness for borrowed money incurred by the Company or PRO, or any subordination agreement, security agreement, pledge agreement, deed of trust, or other security documents executed by the Company or PRO in connection therewith (“default” and “event of default” having the meaning given to such terms in any of the agreements described above), including, without limitation, the indebtedness with the New Lender.”

2.4 Addition of Paragraph (5)(d). A new Paragraph (5)(d) containing the following terms shall be added to the Note:

“(d) If any Event of Default shall occur and be continuing under Subparagraph 4(j), Purchaser shall have the right, but not the obligation, to cure any such “default” or “event of default”, and any cost incurred in connection with such actions shall be added as principal under the Note.”

2.5 Amendment to Paragraph (6)(e). Subparagraph 6(e) of the Note is amended and restated to read in its entirety as follows:

“(e) This Note shall be binding upon and inure to the benefit of the Company and the Purchaser, and their respective transferees, successors and permitted assigns, except that the Company shall not have the right to assign or transfer any right or interest herein or hereunder without the Purchaser’s prior written consent; Purchaser shall have the right to assign or transfer any right or interest herein or hereunder or under any Note Purchase Document without the Company’s prior written consent .”

2.6 Amendment to Principal Amount. In addition to the amendment to Paragraph 3(a) described above, all other references in the Note to a principal amount of $6,000,000 shall be deleted and replaced with a reference to a principal amount of $4,590,000.

SECTION 3. Termination of Escrow Agreement. In reliance on the representations, warranties, covenants and agreements contained in this Amendment, and subject to the satisfaction of the conditions precedent set forth in Section 4, the Escrow Agreement is terminated as of the Effective Date and shall be of no further force or effect as of the Effective Date.

SECTION 4. Covenants and Conditions Precedent.

4.1 The Company agrees to pay to Purchaser in immediately available funds the amount of $1,410,000, which is the entire amount of the Escrow Deposit (as defined in the Escrow Agreement), which payment shall be treated as a repayment of principal of the Note and reduce the outstanding principal amount of the Note to $4,590,000.

4.2 PRO agrees to (i) execute and deliver a Registration Rights Agreement in the form attached as Exhibit A, and (ii) execute and deliver the Guaranty in the form attached as Exhibit B.

4.3 Parent agrees to execute and deliver the Guaranty in the form attached as Exhibit C.

4.4 The effectiveness of this Amendment, including each transaction contemplated hereunder and all obligations of Purchaser contemplated hereunder, is conditioned upon the completion of each of the actions set forth in Section 4.1 through 4.3.

SECTION 5. Miscellaneous.

5.1 Reaffirmation of Note. Any and all of the terms and provisions of the Purchase Agreement, the Note and the other Note Purchase Documents shall, except as amended and modified hereby, remain in full force and effect.

5.2 Legal Expenses. In addition to and not in replacement of any obligations to pay fees and expenses set forth in the Note Purchase Documents, Parent and PRO jointly and severally agree to pay on demand all reasonable fees and expenses of counsel to the Purchaser incurred by Purchaser in connection with (i) the preparation, negotiation, execution, delivery, performance and administration of this Amendment and the Note Purchase Documents (beginning with all fees and expenses related to this Amendment), and (ii) any requested waivers, amendments or consents to any of the Note Purchase Documents.

5.3 Counterparts. This Amendment may be executed in counterparts, and all parties need not execute the same counterpart.

5.4 Complete Agreement. THIS AMENDMENT, THE NOTE AND THE OTHER NOTE PURCHASE DOCUMENTS REPRESENT THE FINAL AGREEMENT AMONG THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN OR AMONG THE PARTIES.

[Signature pages to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed on the date and year first above written.

COMPANY:

PLATINUM INTELLECTUAL PROPERTY, L.P.

By:	Platinum Intellectual Property GP, Inc.
Its:	General Partner

	By:	/s/ John T. “Cork” Jaeger, Jr.
	Name:	John T. “Cork” Jaeger, Jr.
	Its:	Chief Executive Officer

PARENT:

PLATINUM OPERATIONS, L.P.

By:	Platinum IP Management, Inc.
Its:	General Partner

	By:	/s/ John T. “Cork” Jaeger, Jr.
	Name:	John T. “Cork” Jaeger, Jr.
	Its:	Chief Executive Officer

PLATINUM RESEARCH ORGANIZATION, INC.

By:	/s/ David Hart
Name:	David Hart
Title:	Senior Vice President and Acting Chief Financial Officer

PURCHASER:

SEATTLE CITY EMPLOYEES’ RETIREMENT SYSTEM

By:	/s/ Cecelia M. Carter
Name:	Cecelia M. Carter
Title:	Executive Director

[SIGNATURE PAGE TO SECOND OMNIBUS AGREEMENT]

NEWLIGHT CAPITAL, LLC

By:	/s/ Joe Agiato
Name:	Joe Agiato
Title:	President

[SIGNATURE PAGE TO SECOND OMNIBUS AGREEMENT]

For purposes of Section 3 only:

JPMORGAN CHASE BANK as Escrow Agent

By:	/s/ Saverio A. Lunetta
Saverio A. Lunetta
Vice President

[SIGNATURE PAGE TO SECOND OMNIBUS AGREEMENT]

EXHIBIT A

REGISTRATION RIGHTS AGREEMENT

EXHIBIT B

PRO GUARANTY

EXHIBIT C

PARENT GUARANTY